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                             March 11, 2024

       Ryan Melsert
       Chief Executive Officer
       American Battery Technology Company
       100 Washington Street, Suite 100
       Reno, Nevada 89503

                                                        Re: American Battery
Technology Company
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2023
                                                            Filed September 28,
2023
                                                            File No. 001-41811

       Dear Ryan Melsert:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2023

       Item 2. Properties
       Tonopah Flats Lithium Exploration Project, page 18

   1. We note that you have referenced an inferred resource in your Form 10-K, however you have not disclosed the
mineral resource or the disclosures required under Item 1304(d)
                                                        and Item 1304(f) of
Regulation S-K for a material mining property.

                                                        Additionally it does
not appear that the technical report summary was filed pursuant to
                                                        Item 1302(b)(2) of
Regulation S-K, which requires the technical report summary to be disclosed as an exhibit
to the relevant Commission filing when disclosing mineral
                                                        resources for the first
time.

                                                        Please advise.
 Ryan Melsert
FirstName  LastNameRyan  Melsert
American Battery Technology Company
Comapany
March      NameAmerican Battery Technology Company
       11, 2024
March2 11, 2024 Page 2
Page
FirstName LastName
2. Please include the following with your mineral property disclosure pursuant to Item
         1304(b) of Regulation S-K:

                the location of your property, accurate to within one mile, using an easily recognizable coordinate system,
                expiration dates, required payments, and royalties, or other conditions required to maintain your mineral rights, and
                the total cost or book value of the property and its associated plant and equipment.
3. Please revise to include disclosure regarding your exploration program internal controls as required by Item 1305 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Amy Bowler